UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Equus Total Return, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

294766100

(CUSIP Number)

Kenneth I. Denos, Esq.

11650 South State St., Suite 240

Draper, UT 84020

Telephone: (801) 816-2511

Facsimile: (801) 816-2599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Bertrand des Pallieres
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 920,172
	8	SHARED VOTING POWER 2,102,762
	9	SOLE DISPOSITIVE POWER 920,172
	10	SHARED DISPOSITIVE POWER 2,102,762
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,022,934
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.62%
14		TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the acquisition of shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Company”) by Bertrand des Pallieres (hereafter, the “Reporting Person”) and an entity in which the Reporting Person beneficially holds a minority shareholding and serves as a director. The principal executive offices of the Company are located at Eight Greenway Plaza, Suite 930, Houston, Texas 77046.

Item 2. Identity and Background

This statement is being filed by the Reporting Person.

The Reporting Person’s business address is Eight Greenway Plaza, Suite 930, Houston, Texas 77046. The Reporting Person is a citizen of France. The Reporting Person’s principal present occupation is a private equity investor.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding. In addition, the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the consideration provided in exchange for the Common Stock acquired by the Reporting Person consisted of personal funds.

Item 4. Purpose of Transaction

This filing is submitted in connection with the acquisition of 859,803 shares of Common Stock directly by the Reporting Person and 145,833 shares of Common Stock by SPQR Capital Holdings S.A., of which the Reporting Person serves as a director and a beneficial holder of 1/3 of its share capital. The Reporting Person has no present plans or proposals which related to or would result in any of the following:

(a)                the acquisition by any person of additional securities of the Company, of the disposition of securities of the Company;

(b)               an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)                a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)               any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                any material change in the present capitalization or dividend policy of the Company;

(f)                any other material change in the Company’s business or corporate structure, including but not limited to, any plans or proposals to make any changes in the Company’s investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

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(g)                changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)               causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                 any action similar to any of those enumerated above.

Item 5. Interests in Securities of the Issuer

(a)                The Reporting Person directly and indirectly beneficially owns 3,022,934 shares of Common Stock, representing 28.62% of the issued and outstanding shares of Common Stock of the Company, which shares are held as follows:

Name of Holder	Number of Shares
Bertrand des Pallieres	920,172
Mobiquity Investments Limited(1)(4)	970,087
Lansdowne Capital S.A.(2)(4)	986,842
SPQR Capital Holdings S.A.(3)(4)	145,833

(1)	A Washington investment holding company wholly-owned by Versatile Systems Inc., a Canadian corporation of which the Reporting Person is a minority stockholder and serves as a director.
(2)	A Luxembourg société anonyme that is indirectly wholly-owned by the Reporting Person.
(3)	A Luxembourg société anonyme of which the Reporting Person is a minority stockholder and serves as a director.
(4)	The Reporting Person disclaims beneficial ownership to shares of Common Stock held thereby, except to the extent, if any, of the Reporting Person’s pecuniary interest therein.

The Common Stock directly and indirectly beneficially held by the Reporting Person represents approximately 8.62% the issued and outstanding shares of Common Stock of the Company.

(b)               The Reporting Person has the sole power to vote, or direct the vote, and dispose of, or direct the disposition of, 920,172 shares of Common Stock, which represents approximately 8.71% of the Company’s issued and outstanding shares of Common Stock. The Reporting Person has the shared power to vote, or direct the vote, and dispose of, or direct the disposition of, 2,102,762 shares of Common Stock, which represents approximately 19.91% of the Company’s issued and outstanding shares of Common Stock.

(c)                During the past 60 days, the Reporting Person has not purchased any shares of the Company.

(d)               No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

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(e)                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
Securities of the Issuer.

None.

Item 7. Materials to be filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERTRAND DES PALLIERES

By: /s/ Bertrand des Pallieres